Exhibit (a)(1)(x)

For more information:	Investor Relations:
John Ritchie	JoAnn Horne
Chief Financial Officer	Market Street Partners
EFI	415-445-3239
650-357-3500

EFI ANNOUNCES PRELIMINARY RESULTS OF ITS MODIFIED DUTCH AUCTION

TENDER OFFER

Foster City, Calif. – December 21, 2009 – Electronics For Imaging, Inc. (Nasdaq: EFII), a world leader in customer-focused digital printing innovation, announced today the preliminary results of its previously announced modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on December 18, 2009.

In accordance with the terms of the tender offer, EFI expects to purchase approximately 5,490,196 shares in the tender offer, including shares that were tendered through notice of guaranteed delivery, at a price of $12.75 per share, for a total cost of approximately $70 million, excluding fees and expenses related to the tender offer. The preliminary proration factor for the offer is expected to be approximately 65.4%.

Pursuant to the terms of the tender offer, EFI has exercised its option to purchase an additional 990,196 shares. Accordingly, the shares expected to be purchased in the tender offer include the 4,500,000 shares EFI initially offered to purchase and the additional 990,196 shares.

The number of shares to be purchased, the proration factor and the price per share under the tender offer are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not purchased, will occur promptly thereafter.

EFI expects to have approximately 44.5 million shares of its common stock outstanding as of the time immediately following payment for the accepted shares. Accordingly, the number of shares of EFI common stock will have been reduced by approximately 11%.

The dealer manager for the offer is Morgan Stanley & Co. Inc. Questions concerning the tender offer may be directed to Morgan Stanley & Co. Inc. at (888) 721-8777. The information agent for the tender offer is Mellon Investor Services LLC. Any questions concerning the tender offer can be director to the information agent by calling (201) 680-6579 (banks and brokerage firms) or (866) 281-4260 (all others toll free).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF EFI COMMON STOCK. THE TENDER OFFER WAS MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT EFI DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.

EFI’s stockholders may obtain these documents free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. In addition, EFI’s stockholders may also request copies of the Schedule TO, as amended, the Offer to Purchase, the Letter of Transmittal and other related materials filed with the SEC free of charge by contacting Mellon Investor Services LLC, the information agent for the tender offer.

About EFI

EFI (www.efi.com) is a world leader in customer-focused digital printing innovation. EFI’s award-winning solutions, integrated from creation to print, deliver increased performance, cost savings and productivity. The company’s robust product portfolio includes Fiery® digital color print servers; VUTEk® superwide digital inkjet printers, UV and solvent inks; Rastek UV wide-format inkjet printers; Jetrion® industrial inkjet printing systems; print production workflow and management information software; and corporate printing solutions. EFI maintains 23 offices worldwide.